TGS INTERNATIONAL LTD.

Unit 3, 6420 – 4 Street NE

Calgary, Alberta,

Canada T2K 5M8

(403) 616 - 9226

September 20, 2017

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	Pamela A. Long, Assistant Director
Office of Manufacturing and Construction

Dear Sirs, Mesdames:

Re: TGS International Ltd. (the “Company”) Pre-effective Amendment 2 to Registration Statement on Form S-1 Filed August 18, 2017 File No. 333-217451

We refer to your letter dated August 31, 2017 regarding the above referenced pre-effective amendment filed on August 18, 2017. For your ease of reference, our responses correspond to the numbering of the comments contained in your letter. The Company has filed, concurrently with this response, a third pre-effective amendment to our Registration Statement on Form S-1.

Financial Summary Information, page 6

1. Your working capital of $9,950 as of February 28, 2017 is incorrectly presented as a deficit in the latest filing. Please revise.

Response: We have corrected the error in Amendment No.3 to our Registration Statement on Form S-1. .

Consolidated Financial Statements

General

2. We note your response to prior comment 2. It remains unclear to us why TGS Building would not be considered your predecessor. Tell us why the factors you cite in your prior response should be considered in an analysis of whether an entity is a predecessor in light of the predecessor definition specified in Rule 405 of Regulation C. It appears that you succeeded to substantially all of the business of TGS Building and your operations prior to the succession appear insignificant relative to the operations acquired. As such, we reissue prior comments 2, 6 and 9.

Response: We have revised our consolidated statements of comprehensive loss and consolidated of cash flows on page F-3 and F-5 by adding the predecessor’s financial data. We have also provided the comparative interim financial statements of the predecessor for the three month period ended May 31, 2016, as requested. All relevant disclosure and discussion contained in our MD&A and elsewhere in the registration statement have been correspondingly expanded to account for the results of the predecessor.

3. Please make arrangements with your auditor to have them revise the consent to correct the inception date reference. Please also include an audit report that covers TGS Building’s financial statements included in the filing.

Response: A revised audit consent has been filed with Amendment No.3., together with an audit report for the financial statements of TGS Building Ltd.

In submitting this response, the Company acknowledges that:

•         it is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

TGS INTERNATIONAL LTD.

Per: /s/ Chung Szeto

             Chung Szeto

Its: President and Director